UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A. Publicly held Company with Authorized Capital Tax ID (“CNPJ/MF”) No. 06.057.223/0001-71 NIRE 33.300.272.909 NOTICE TO THE MARKET Sendas Distribuidora S.A. (the “Company”) hereby informs that, on this date, it received the attached correspondence from Snapper Rocks Strategy Fundo de Investimento em Ações and WHG Apache Fundo de Investimento em Ações (the “Investors”), in accordance with Article 12 of the Resolution of the Securities and Exchange Commission No. 44, of August 23, 2021, through which the Investors notified the acquisition of a shareholding interest deemed relevant in the Company. According to the information provided by the Investors in such correspondence: (i) the acquisitions made by the Investors form part of their investment strategy in shares issued by the Company, including through financial instruments that grant economic exposure to such shares; (ii) the Investors stated that, as of this date, they do not intend to change the composition of the Company’s controlling group or its management structure; and (iii) the Investors informed that there are no shareholders’ agreements or contracts, filed with the Company or to be filed, governing the exercise of voting rights or the purchase and sale of securities issued by the Company, except for the derivative agreements entered into with the financial institutions mentioned in the correspondence, used for economic exposure purposes, as described therein. The Investors also informed that the acquisition of the relevant shareholding interest will be submitted to the Brazilian antitrust authority (CADE – Administrative Council for Economic Defense), in accordance with applicable law. The Company’s Investor Relations Department remains available to provide shareholders with any further explanation that may be required in connection with the object of this Notice to Market by the e-mail ri.assai@assai.com.br. São Paulo, November 26, 2025. Belmiro de Figueiredo Gomes Chief Executive Officer and Investor Relations Officer JUR_SP - 56161351v2 - 3439003.542599 São Paulo, 26 de novembro de 2025 Sendas Distribuidora S.A. Av. Aricanduva, nº 5.555, Central Administrativa Assaí, Âncora E São Paulo, SP, Brasil CEP 03527-000 Via e-mail: ri.assai@assai.com.br At.: Sr. Belmiro de Figueiredo Gomes Diretor Presidente e de Relações com Investidores Ref.: Aquisição de Participação Acionária Relevante Prezado Sr. Diretor Presidente e de Relações com Investidores, (1) Snapper Rocks Strategy Fundo de Investimento Financeiro em Ações, fundo de investimento financeiro em ações, constituído com classe única, inscrito no Cadastro Nacional da Pessoa Jurídica do Ministério da Fazenda (“CNPJ/MF”) sob o nº 59.033.590/0001-00, neste ato representado por sua gestora, BTG Pactual Gestão e Consultoria de Investimentos Ltda., sociedade empresária limitada, com sede na cidade de São Paulo, Estado de São Paulo, na R. Elvira Ferraz, nº 68, 10º e 11º andares, Vila Olímpia, CEP 04.552-040, inscrita no CNPJ/MF sob o nº 12.695.840/0001-03, devidamente credenciada pela CVM para operar como administradora de carteira de títulos e valores mobiliários, nos termos do Ato Declaratório nº 17.663, de 7 de fevereiro de 2020, aqui representada nos termos do seu contrato social (“Snapper Rocks FIA”), e (2) WHG Apache Fundo de Investimento em Ações, fundo de investimento financeiro em ações, constituído com classe única, inscrito no CNPJ/MF sob o nº 63.429.415/0001-03, neste ato representado por sua gestora, Wealth High Governance Capital Ltda., sociedade empresária limitada, com sede na cidade de São Paulo, Estado de São Paulo, na Av. Cidade Jardim, nº 803, 7º andar, conjunto 72, Itaim Bibi, CEP 01.453-000, inscrita no CNPJ/MF sob o nº 34.848.969/0001-39, devidamente credenciada pela CVM para operar como administradora de carteira de títulos e valores mobiliários, nos termos do Ato Declaratório nº 17.798, de 6 de abril de 2020, aqui representada nos termos do seu contrato social (“Apache FIA”), atuando em conjunto, vêm, pela presente, informar, em atenção ao disposto no art. 12 da Resolução CVM nº 44, de 23 de Docusign Envelope ID: DBBF9DCA-96F7-477A-AA60-91EA7CC841F0 - 2 - JUR_SP - 56161351v2 - 3439003.542599 agosto de 2021, conforme alterada, que, em 24 de novembro 2025, atingiram participação relevante na Sendas Distribuidora S.A., sociedade por ações listada no Novo Mercado da B3, com sede na cidade do Rio de Janeiro, Estado do Rio de Janeiro, na Avenida Ayrton Senna, nº 6000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22.775-005, inscrita no CNPJ/MF sob o nº 06.057.223/0001-71 (“Companhia”), nos seguintes termos: (i) Snapper Rocks FIA adquiriu, no mercado à vista da B3, 63.653.900 ações ordinárias de emissão da Companhia (ASAI3), representativas de 4,703% do capital social da Companhia; (ii) Snapper Rocks FIA celebrou, com o Banco BTG Pactual S.A., instituição financeira, com sede na cidade de São Paulo, Estado de São Paulo, na Av. Brigadeiro Faria Lima, nº 3.477, 10º, 11º, 12º, 14º e 15º andares, inscrita no CNPJ/MF sob o nº 30.306.294/0002-26 (“BTG”), operações de swap de retorno total de ações (equity total return swap) (“TRS”), com liquidação exclusivamente financeira, que lhe confere exposição econômica (posição comprada) equivalente a 66.868.600 ações ordinárias de emissão da Companhia (ASAI3), representativas de 4,940% do capital social da Companhia; (iii) Apache FIA adquiriu, no mercado à vista da B3, 2.803.100 ações ordinárias de emissão da Companhia (ASAI3), representativas de 0,207% do capital social da Companhia; e (iv) Apache FIA celebrou, com a XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP”), operações de TRS, com liquidação exclusivamente financeira, que lhe confere exposição econômica (posição comprada) equivalente a 5.529.100 ações ordinárias de emissão da Companhia (ASAI3), representativas de 0,408% do capital social da Companhia. Além das participações acima, o Snapper Rocks FIA, o Apache FIA e seus cotistas abaixo identificados, nesta data, não possuem quaisquer outros valores mobiliários de emissão da Companhia ou instrumentos derivativos, de liquidação física ou financeira, referenciados em ASAI3. Docusign Envelope ID: DBBF9DCA-96F7-477A-AA60-91EA7CC841F0 - 3 - JUR_SP - 56161351v2 - 3439003.542599 O Snapper Rocks FIA, o Apache FIA e seus cotistas declaram, nesta data, que: (i) as aquisições acima fazem parte de sua estratégia de investimento na Companhia e não há participação específica visada; (ii) não há intenção de alterar a composição do controle ou a estrutura administrativa da Companhia; e (iii) não ocorreu a celebração de qualquer contrato ou acordo, arquivado ou a ser arquivado na sede da Companhia, que regule o exercício de seu direito de voto ou a compra e venda de valores mobiliários emitidos pela Companhia, com exceção do TRS celebrado com o BTG e do TRS celebrado com a XP no âmbito das operações acima descritas. Os únicos cotistas finais do Snapper Rock FIA e do Apache FIA são os Srs. Ederson Muffato e Everton Muffato, que, juntamente com a Sra. Rosa Reni Muffato, são acionistas do Grupo Muffato, que atua no comércio varejista e atacadista de mercadorias em geral. Os irmãos Ederson Muffato e Everton Muffato estarão à disposição da administração da Companhia, observados os limites legais e de governança da Companhia, para colaborar com a sua experiência acumulada no varejo, com o objetivo de fortalecer ainda mais a posição de mercado da Companhia. A presente aquisição de participação acionária relevante será submetida à aprovação do Conselho Administrativo de Defesa Econômica, nos termos da Lei. Por fim, solicitamos que providenciem a imediata transmissão das informações acima à CVM e à B3, nos termos da legislação aplicável, bem como a atualização das seções correspondentes do Formulário de Referência da Companhia, nos termos do art. 25, §3º, VI, da Resolução CVM nº 80, de 29 de março de 2022, conforme alterada. P. Snapper Rocks Strategy Fundo de Investimento Financeiro em Ações BTG Pactual Gestão e Consultoria de Investimentos Ltda. Docusign Envelope ID: DBBF9DCA-96F7-477A-AA60-91EA7CC841F0 - 4 - JUR_SP - 56161351v2 - 3439003.542599 P. WHG Apache Fundo de Investimento em Ações Wealth High Governance Capital Ltda. Ederson Muffato Everton Muffato Docusign Envelope ID: DBBF9DCA-96F7-477A-AA60-91EA7CC841F0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2025

Sendas Distribuidora S.A.

By: /s/ Aymar Giglio Junior

Name: Aymar Giglio Junior

Title: Vice President of Finance

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.